[ Janus Henderson Investors US LLC Letterhead ]

June 17, 2025

VIA EDGAR

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Post-Effective Amendment No. 330

Dear Ms. Brutlag:

This letter responds to comments to Post-Effective Amendment No. 330 (the “Amendment”) to the Registrant’s registration statement on Form N-1A that were provided by telephone on May 19, 2025, by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Janus Henderson International Dividend Fund, formerly Janus Henderson Responsible International Dividend Fund (the “Fund”), a series of the Registrant. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.

Staff Comment: The Staff noted that the comments were being made with respect to the disclosure in the Fund’s Class D Shares prospectus, but that they also apply to the other prospectus in the Amendment.

Response: The Registrant acknowledges the Staff’s comment.

2.	Staff Comment: Please confirm to the Staff that the Registrant provided 60-days advance notice to shareholders of the material investment strategy change, as set forth in the prospectus.

Response: The Registrant confirms, as noted during the call, that shareholders were notified via supplement(s) that were filed with the SEC and mailed in accordance with the 60-days’ notice policy.

3.

Staff Comment: With respect to all bracketed investment strategy and risk disclosure in the “Additional Information About the Fund” section of the prospectus, including, for example “Exchange-Traded Funds,” please provide updated disclosure herein or confirm that the disclosure will not change in the updated registration statement filing.

Response: The Registrant confirms that it has removed the bracketed disclosure relating to “Exchange-Traded Funds,” as well as debt securities, indexed/structured securities, and pass-through securities under “Other Types of Investments” in the aforementioned section. The Registrant further confirms that the remaining bracketed disclosure has not changed and the brackets have been removed from the prospectus.

Additionally, for the information of the Staff, the Registrant notes the following disclosure relating to Initial Public Offerings and Secondary Offerings has been added to the “Additional Information About the Fund” section of the prospectus:

Initial Public Offerings and Secondary Offerings

The Fund may purchase shares issued as part of, or a short period after, a company’s initial public offering (“IPO”), and may at times dispose of those shares shortly after their acquisition. An IPO is the first sale of stock by a private company to the public. IPOs are often issued by smaller, younger companies seeking the capital to expand, but can also be done by large privately-owned companies looking to become publicly traded. The Fund may also purchase shares in offerings made by companies that are publicly traded (“secondary offerings”). Secondary offerings may be made by companies for a number of reasons, including as part of a refinancing, to raise capital for growth, and/or to provide existing shareholders with a way to register and sell restricted shares.

Initial Public Offering and Secondary Offering Risk. The Fund’s purchase of shares issued in an IPO exposes it to the risks associated with companies that have little operating history as public companies, as well as to the risks inherent in those sectors of the market where these new issuers operate. Attractive IPOs are often oversubscribed and may not be available to the Fund, or may be available only in very limited quantities. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated up and down significantly over short periods of time. There can be no assurance that the Fund will identify favorable IPO investment opportunities. In addition, under certain market conditions, a relatively small number of companies may issue securities in IPOs. Similarly, as the number of funds to which IPO securities are allocated increases, the number of securities issued to any one fund may decrease. In addition, as a fund increases in size, the impact of IPOs on the fund’s performance will generally decrease.

The Fund may purchase shares in secondary offerings. Secondary offerings may expose the Fund to some of the risks of IPOs. Participation in secondary offerings may have a magnified impact on the performance of a fund to the extent that it has a small asset base and the fund may not experience similar performance as its assets grow. Secondary offering shares frequently are volatile in price. As a result, the Fund may hold secondary offering shares for a very short period of time. This may increase the portfolio turnover rate of the Fund and may lead to increased expenses for the Fund, such as commissions and transaction costs. In addition, secondary offering shares can experience an immediate drop in value if the demand for the securities does not continue to support the offering price.

4.

Staff Comment: Referring to the disclosure under the sub-header “Special Situations,” in the “Additional Information About the Fund - Additional Investment Strategies and General Portfolio Policies” section of the prospectus, the Staff asked the Registrant to add corresponding disclosure to the “Principal Investment Strategies” section of the prospectus.

Response: The Registrant notes that although the Fund will invest in companies that demonstrate “special situations” or turnarounds, it will do so to a limited extent and, therefore, will retain the disclosure in the statutory section of the prospectus as an additional, rather than principal, element of its investment strategy.

5.	Staff Comment: With respect to the risks disclosed under “Risks of the Fund” in response to Item 9, please identify those risks that are non-principal.

Response: The Registrant respectfully notes that the language in the “Risks of the Fund” introductory paragraph included in response to Item 9 indicates that both principal and non-principal risks are reflected (pertinent disclosure is shown in italics for convenience). In addition, the Registrant respectfully declines to separate the statutory risks into principal and non-principal subheadings at this time, but has enhanced the disclosure to note the principal risks are clearly reflected in the summary section (additions underlined, deletions stricken).

RISKS OF THE FUND

The value of your investment will vary over time, sometimes significantly, and you may lose money by investing in the Fund. Because the Fund may invest substantially all of its assets in common stocks, the main risk is the risk that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. The following information is intended to help you better understand some of the risks of investing in the Fund, including ~~those~~ the principal risks that are summarized in the Fund Summary section. This information also includes descriptions of other risks the Fund may be subject to as a result of additional investment strategies and general policies that may apply to the Fund. The impact of the following risks on the Fund may vary depending on the Fund’s investments. The greater the Fund’s investment in a particular security, the greater the Fund’s exposure to the risks associated with that security. Before investing in the Fund, you should consider carefully the risks that you assume when investing in the Fund.

6.

Staff Comment: Referring to “Minimum Investments - Minimum Investment Requirements” in the “Shareholder’s Manual” section of the prospectus, the Staff asked the Registrant to confirm to the Staff how much advance notice shareholders receive before their accounts are closed as a result of a low balance. The Staff further asked if the advance notice gives shareholders adequate time to increase their account balance to the required minimum, especially if they may incur a tax liability, and if the time provided is consistent with industry practice.

Response: The Registrant confirms that a notice is sent to shareholders that are at risk of their account(s) being closed in the 1st and 3rd Quarter, along with their account statement(s). The Registrant also provides a letter to such shareholders three weeks prior to the account closure. In this respect, the Registrant believes that adequate notice is provided to shareholders to increase their account balance to the required minimum before their account is closed, however, the Registrant is unable to confirm industry practice.

*   *   *   *   *

Please call me at (312) 356-6858 with any questions or comments.

Respectfully,

/s/ Abigail J. Murray

Abigail J. Murray, Esq.
Vice President, Chief Legal Counsel, and Secretary of the Registrant

cc:	Jay Mensah, Esq.

Amy W. Pershkow, Esq.

Thea Kelley